Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.
UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31ST DECEMBER 2009
(Rs.in lacs except as stated)

						Previous						Previous
		Quarter	Quarter	Nine Months	Nine Months	accounting		Quarter	Quarter	Nine Months	Nine Months	accounting
		ended	ended	ended	ended	Year ended		ended	ended	ended	ended	Year ended
S.		31.12.2009	31.12.2008	31.12.2009	31.12.2008	31.03.2009		31.12.2009	31.12.2008	31.12.2009	31.12.2008	31.03.2009
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	Segment Information	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	(a) Net Sales/Income from Operations	361,199	258,308	959,286	928,616	1,156,599	1. Segment Revenue
	(b) Other Operating Income	31	1,119	388	5,189	10,374	a) Copper	344,993	229,445	917,143	851,659	1,063,537
	Total Income	361,230	259,427	959,674	933,805	1,166,973	b) Others	16,683	33,733	46,654	104,998	121,103
2	Expenditure						Total	361,676	263,178	963,797	956,657	1,184,640
	a. (Increase)/decrease in stock in trade and work in progress	(7,795)	42,252	(48,729)	46,715	31,654	Less: Inter Segment Revenues	477	4,870	4,511	28,041	28,041
	b. Consumption of raw materials#	331,490	185,059	899,339	731,997	942,315	Net Sales/Income from Operations	361,199	258,308	959,286	928,616	1,156,599
	c. Purchases of traded goods	37	2,769	9,322	2,850	7,570
	d. Employees Cost	1,943	1,988	6,039	6,425	8,228
	e. Depreciation	3,783	3,647	11,268	10,848	16,618
	f. Other expenditure	21,906	16,245	64,650	58,257	82,431
	g. Total	351,364	251,960	941,889	857,092	1,088,816
3	Profit from Operations before Other Income, Interest & Exceptional Items	9,866	7,467	17,785	76,713	78,157
4	Other Income	27,078	18,385	67,580	52,307	70,619
5	Profit before Interest & Exceptional Items	36,944	25,852	85,365	129,020	148,776
6	Interest & Finance Charges	7,490	7,007	17,140	15,368	20,392	2. Segment Results
7	Profit after Interest but before Exceptional Items	29,454	18,845	68,225	113,652	128,384	(Profit before tax & interest)
8	Exceptional expenses/(income)	27,353	1,454	27,353	2,454	(5,531)	a) Copper	11,725	5,858	25,871	53,168	55,816
9	Profit from Ordinary Activities before tax after Exceptional Items	2,101	17,391	40,872	111,198	133,915
10	Tax expenses including Current & Deferred	(2,558)	(3,010)	3,992	8,711	10,272	b) Others	1,010	1,820	(308)	23,903	23,555
11	Net Profit from Ordinary activities after Tax	4,659	20,401	36,880	102,487	123,643	Total	12,735	7,678	25,563	77,071	79,371
12	Extraordinary Items (net of tax)	—	—	—	—	—	Less : Interest & Finance Charges	7,490	7,007	17,140	15,368	20,392
13	Net Profit for the period after Exceptional Items	4,659	20,401	36,880	102,487	123,643	Add: Other unallocable income net off expenses	24,209	18,174	59,802	51,949	69,405
14	Paid-up equity share capital (Face value of Rs. 2 each)	16,808	14,170	16,808	14,170	14,170	Less: Exceptional expenses/(income)	27,353	1,454	27,353	2,454	(5,531)
15	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)					1,389,814	Profit before Tax	2,101	17,391	40,872	111,198	133,915
16	Earning Per Share (Rs.) (Not annualised)*
	—Basic EPS	0.55 *	2.88 *	4.69 *	14.47 *	17.45	3. Capital Employed
	—Diluted EPS	0.55 *	2.88 *	4.69 *	14.47 *	17.45	(Segment Assets less Segment Liabilities)
							a) Copper	282,212	410,392	282,212	410,392	271,595
17	Public Shareholding (Excluding shares against which ADRs are issued)						b) Others	29,275	38,967	29,275	38,967	36,121
	— Number of Shares	270,755,114	190,714,784	270,755,114	190,714,784	199,278,574	c) Unallocated	1,902,466	962,556	1,902,466	962,556	1,096,268
	— Percentage of Shareholding	32.22%	26.92%	32.22%	26.92%	28.13%	Total	2,213,953	1,411,915	2,213,953	1,411,915	1,403,984
18	Promoters & promoter group Shareholding
(a)	Pledged/Encumbered
	— Number of Shares	—	Not applicable	—	Not applicable	—
	— Percentage of shares
	(as a % of the total shareholding of promoter and promoter group)	—	Not applicable	—	Not applicable	—
(b)	Non-encumbered
	— Number of Shares	437,177,548	Not applicable	437,177,548	Not applicable	433,537,358
	— Percentage of shares
	(as a % of the total shareholding of promoter and promoter group)	100%	Not applicable	100%	Not applicable	100%
	— Percentage of shares
	(as a % of the total share capital of the Company)	52.02%	Not applicable	52.02%	Not applicable	61.19%
	# Comprises (net) of exchange (gain)/loss — Rs. (13,668) lacs in Q3 FY 2010, Rs. (18,241) Lacs in nine months ended 31st December 2009, Rs. 24,911 lacs in Q3 FY 2009, Rs.47,950 lacs in nine months ended 31st December 2008 & Rs. 62,236 lacs in FY 2008-09.

Notes:

1	The above results have been reviewed by Audit Committee and approved and taken on record by the Board of Directors at their respective meeting held on 25th January 2010.

2	a) During the quarter, the Company has invested Rs.1,749 lacs in equity shares of Sterlite Energy Limited, its wholly owned Subsidiary. Sterlite Energy Limited has filed a Draft Red Herring Prospectus with SEBI on 30th October 2009 with respect to proposed intial public offering aggregating upto Rs 5,10,000 lacs.

b) Sterlite Paper Limited, a wholly owned subsidiary of the Company has amended its Objects clause with effect from 26th November 2009 to include the business of executing Infrastructure projects.

3	Exceptional Expenses/(Income) includes the following :

a) On 13th November 2009, the US District Court confirmed the re-organisation plan proposed by ASARCO’s parent company and rejected the plan proposed by ASARCO and sponsored by the Company’s wholly owned subsidiary, Sterlite (USA) Inc. The Company has preferred to file an appeal against the order of US District Court.

b) Subsequently, the Bankruptcy Court also approved the motion of ASARCO to terminate the settlement and Purchase and Sale Agreement (PSA) and allow it to draw on the USD 50 million Letter of Credit. The Company has contested the same and has filed an application before the Bankruptcy Court for refund of USD 50 million drawn down by ASARCO and payment of compensation for legal expenses. However, out of abundant prudence, the Company has provided Rs. 27,353 lacs (being the USD 50 million referred to above and other expenses related thereto) as exceptional item in the quarter and nine months ended 31st December 2009. Based on the legal advice the Company has treated these expenses as deductible in computing tax expense for the period.

c) Exceptional items of Rs 1,454 lacs for the quarter and Rs 2,454 lacs for nine months ended 31st December 2008 represents the difference between the loss on sale of the preference shares(Pursuant to BIFR approval to draft the rehabilitation scheme of India Foils Limited) and the reversal of the provision made in earlier periods.

4	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. The Company had during the quarter ended 31st December 2009 raised USD 500 million through issue of 4% Convertible Senior Notes (Notes) of USD 1000 each at an initial conversion price of USD 23.33 per ADS. The Notes are convertible into 42.8688 ADSs per Note subject to adjustment in certain events. As per AS 30, at inception, the issue proceeds of the Notes should be allocated to the conversion option (which is an embedded derivative) with the residual allocated to the Notes to establish its initial carrying cost. Subsequently, the conversion option should be measured at fair value through profit and loss with changes in fair value to be recognised in the Profit and Loss account, and the Notes to be carried at amortised cost. However, the Company has restated the Notes at the period end exchange rate (in accordance with otherwise applicable standards) and chosen not to account for the conversion option separately and, accordingly, the full proceeds have been allocated to the Notes, as the Company intends to refer the matter with Regulators to seek additional guidance. Had this been accounted in accordance with AS 30, the interest and finance charges would have been higher by Rs 5,932 lacs, other expenditure would have been lower by Rs 17 lacs, profit before tax would have been lower by Rs 5,915 lacs, tax expenses would have been lower by Rs 1,475 lacs and Profit after Tax would have been lower by Rs 4,440 lacs each for the quarter and for the nine months period ended 31st December 2009. The Statutory auditors have qualified their review report on this matter.

5	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

6	“Others” business segment comprises of Phosphoric Acid & Aluminium Foils.

7	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st December 2009: Beginning 2, Received 17, Disposed off 12, Pending 7.

8	Previous Period/Year figures have been regrouped / rearranged wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal

Dated : 25th January, 2010	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31ST DECEMBER 2009

(Rs. in Lacs except as stated)
						Previous							Previous
				Nine Months	Nine Months	accounting					Nine Months	Nine Months	accounting
		Quarter ended	Quarter ended	ended	ended	Year ended			Quarter ended	Quarter ended	ended	ended	Year ended
S.		31.12.2009	31.12.2008	31.12.2009	31.12.2008	31.03.2009	S.		31.12.2009	31.12.2008	31.12.2009	31.12.2008	31.03.2009
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	No.	Segment Information	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	(a) Net Sales/Income from Operations	667,696	444,555	1,729,953	1,680,809	2,114,422	1	Segment Revenue
	(b) Other Operating Income	6,978	9,065	15,513	23,427	30,418	a)	Copper	338,792	229,325	899,532	851,325	1,061,632
	Total Income	674,674	453,620	1,745,466	1,704,236	2,144,840	b)	Aluminium	69,325	83,617	193,688	312,078	393,360
2	Expenditure						c)	Zinc & Lead	220,254	101,740	545,961	435,592	560,297
	a. (Increase)/decrease in stock in trade and work in progress	(10,421)	34,162	(60,747)	33,146	28,021	d)	Power	25,749	1,401	59,862	6,167	7,730
	b. Consumption of raw materials#	342,214	215,523	920,966	805,544	1,027,842	e)	Others	16,683	33,732	46,654	104,997	121,102
	c. Purchases of traded goods	37	2,769	9,322	2,850	7,570		Total	670,803	449,815	1,745,697	1,710,159	2,144,121
	d. Employees Cost	23,976	20,125	61,863	57,695	75,608	Less:	Inter Segment Revenues	3,107	5,260	15,744	29,350	29,699
	e. Depreciation	17,821	16,538	52,524	49,750	70,067		Net Sales/Income from Operations	667,696	444,555	1,729,953	1,680,809	2,114,422
	f. Power, Fuel & Water	52,979	56,372	146,054	165,693	213,183
	g. Other expenditure	88,673	68,142	252,168	222,393	291,785
	h. Total	515,279	413,631	1,382,150	1,337,071	1,714,076
3	Profit from Operations before Other Income, Interest & Exceptional Items	159,395	39,989	363,316	367,165	430,764	2	Segment Results
4	Other Income	37,153	58,523	113,860	145,612	185,008		(Profit before tax & interest)
5	Profit before Interest & Exceptional Items	196,548	98,512	477,176	512,777	615,772	a)	Copper	14,437	9,976	41,021	69,479	112,965
6	Interest & Finance Charges	9,289	12,196	22,174	26,611	39,728	b)	Aluminium	8,253	10,950	22,662	73,514	68,567
7	Profit after Interest but before Exceptional Items	187,259	86,316	455,002	486,166	576,044	c)	Zinc & Lead	130,593	23,324	299,908	205,941	256,770
8	Exceptional expenses/(income)	27,353	1,454	29,695	2,454	(5,531)	d)	Power	10,898	1,600	26,047	3,208	3,320
9	Profit from Ordinary Activities before tax after Exceptional Items	159,906	84,862	425,307	483,712	581,575	e)	Others	974	(2,551)	(373)	20,279	23,496
10	Tax expenses including Current & Deferred	29,034	11,630	78,015	78,861	85,503
11	Net Profit from Ordinary activities after Tax	130,872	73,232	347,292	404,851	496,072		Total	165,155	43,299	389,265	372,421	465,118
12	Extraordinary Items (net of tax)	—	—	—	—	—	Less:	Interest & Finance Charges	9,289	12,196	22,174	26,611	39,728
13	Net Profit for the period after Exceptional Items	130,872	73,232	347,292	404,851	496,072	Add:	Other unallocable income net off expenses	31,393	55,213	87,911	140,356	150,654
14	Minority Interest	48,030	17,197	116,996	106,142	126,714	Less:	Exceptional expenses/(Income) (Refer Note no. 3)	27,353	1,454	29,695	2,454	(5,531)
15	Share in the Profit/(Loss) of Associates	(9,709)	(4,663)	5,988	(4,535)	(15,359)
16	Net Profit after tax attributable to Consolidated Group after Exceptional Items	73,133	51,372	236,284	294,174	353,999		Profit before Tax	159,906	84,862	425,307	483,712	581,575
17	Paid-up equity share capital (Face value of Rs. 2 each)	16,808	14,170	16,808	14,170	14,170	3	Capital Employed
18	Reserves excluding Revaluation Reserves (As per previous year's Balance Sheet)					2,547,169		(Segment Assets less Segment Liabilities)
19	Earning Per Share (EPS) (Rs.) (Not Annualised)*						a)	Copper	326,418	434,032	326,418	434,032	369,260
	Basic and Diluted EPS	8.70 *	7.25 *	30.03 *	41.52 *	49.96	b)	Aluminium	573,453	475,981	573,453	475,981	473,089
20	Public Shareholding (Excluding shares against which ADRs are issued)						c)	Zinc & Lead	686,940	501,627	686,940	501,627	520,864
	Number of Shares	270,755,114	190,714,784	270,755,114	190,714,784	199,278,574	d)	Power	604,384	360,097	604,384	360,097	461,455
	Percentage of Shareholding	32.22%	26.92%	32.22%	26.92%	28.13%	e)	Others	32,624	46,075	32,624	46,075	39,490
21	Promoters & promoter group Shareholding						f)	Unallocable	2,149,661	1,371,181	2,149,661	1,371,181	1,378,526
(a)	Pledged/Encumbered							Total	4,373,480	3,188,993	4,373,480	3,188,993	3,242,684
	— Number of Shares	—	Not applicable	—	Not applicable	—
	— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	Not applicable	—	Not applicable	—
(b)	Non-encumbered
	— Number of Shares	437,177,548	Not applicable	437,177,548	Not applicable	433,537,358
	— Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	Not applicable	100.00%	Not applicable	100.00%
	— Percentage of shares (as a % of the total share capital of the Company)	52.02%	Not applicable	52.02%	Not applicable	61.19%
	# Comprises (net) of exchange (gain)/loss — Rs. (13,884) lacs in Q3 FY 2010, Rs. (18,600) lacs in nine months ended 31st December 2009 ,Rs. 26,803 lacs in Q3 FY 2009,Rs. 48,318 lacs in nine months ended 31st December 2008 and Rs.62,236 lacs in FY 2008-09.

Notes:-

1	The standalone & consolidated results for the quarter and nine months ended 31st December 2009 have been reviewed by Audit Committee and approved and taken on record by the Board of Directors at their respective meeting held on 25th January 2010.

2	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com.

3	Exceptional Expenses/(Income) includes the following :

a) On 13th November 2009, the US District Court confirmed the re-organisation plan proposed by ASARCO’s parent company and rejected the plan proposed by ASARCO and sponsored by the Company’s wholly owned subsidiary, Sterlite (USA) Inc. The Company has preferred to file an appeal against the order of US District Court.

b) Subsequently, the Bankruptcy Court also approved the motion of ASARCO to terminate the settlement and Purchase and Sale Agreement (PSA) and allow it to draw on the USD 50 million Letter of Credit. The Company has contested the same and has filed an application before the Bankruptcy Court for refund of USD 50 million drawn down by ASARCO and payment of compensation for legal expenses. However, out of abundant prudence, the Company has provided Rs. 27,353 lacs (being the USD 50 million referred to above and other expenses related thereto) as exceptional item in the quarter and nine months ended 31st December 2009. Based on the legal advice the Company has treated these expenses as deductible in computing tax expense for the period.

c) Exceptional item for the nine months ended 31st December 2009 includes Rs. 2,342 lacs paid/payable under Voluntary Retirement Scheme at a subsidiary engaged in aluminium operations.

d) Exceptional items of Rs 1,454 lacs for the quarter and Rs 2,454 lacs for nine months ended 31st December 2008 represents the difference between the loss on sale of the preference shares(Pursuant to BIFR approval to draft the rehabilitation scheme of India Foils Limited) and the reversal of the provision made in earlier periods.

4	a) Consolidated Financial Statements have been prepared in accordance with the Accounting Standard 21 — “Consolidated Financial Statements and Accounting for Investments in Subsidiaries in Separate Financial Statements”. The subsidiaries consolidated are Bharat Aluminium Company Limited, Sterlite Opportunities and Ventures Limited, Hindustan Zinc Limited, Sterlite Energy Limited, Monte Cello BV, Copper Mines of Tasmania Pty. Limited, Thalanga Copper Mines Pty. Limited, Sterlite Paper Limited, Fujairah Gold FZE ,Talwandi Sabo Power Limited and Sterlite (USA) Inc.

b) An associate, Vedanta Aluminium Limited, in which the Company has significant influence, is accounted under the equity method in accordance with Accounting Standard 23 “Investment in Associates in Consolidated Financial Statements”.

c) Sterlite Paper Limited, a wholly owned subsidiary of the Company has amended its Objects clause with effect from 26th November 2009 to include the business of executing Infrastructure projects.

d) During the quarter, the Company has invested Rs.1,749 lacs in equity shares of Sterlite Energy Limited, its wholly owned Subsidiary. Sterlite Energy Limited has filed a Draft Red Herring Prospectus with SEBI on 30th October 2009 with respect to proposed intial public offering aggregating upto Rs 5,10,000 lacs.

5	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 116 lacs and Rs.350 lacs for the quarter and nine months ended 31st December 2009 respectively and the net profit after tax for the quarter and nine months being lower by Rs. 77 lacs and Rs. 231 lacs respectively. This treatment, being in preference to the requirements of Accounting Standards, has been reported on by the Auditors.

6	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. The Company had during the quarter ended 31st December 2009 raised USD 500 million through issue of 4% Convertible Senior Notes (Notes) of USD 1000 each at an initial conversion price of USD 23.33 per ADS. The Notes are convertible into 42.8688 ADSs per Note subject to adjustment in certain events. As per AS 30, at inception, the issue proceeds of the Notes should be allocated to the conversion option (which is an embedded derivative) with the residual allocated to the Notes to establish its initial carrying cost. Subsequently, the conversion option should be measured at fair value through profit and loss with changes in fair value to be recognised in the Profit and Loss account, and the Notes to be carried at amortised cost. However, the Company has restated the Notes at the period end exchange rate (in accordance with otherwise applicable standards) and chosen not to account for the conversion option separately and, accordingly, the full proceeds have been allocated to the Notes, as the Company intends to refer the matter with Regulators to seek additional guidance. Had this been accounted in accordance with AS 30, the interest and finance charges would have been higher by Rs 5,932 lacs, other expenditure would have been lower by Rs 17 lacs, profit before tax would have been lower by Rs 5,915 lacs, tax expenses would have been lower by Rs 1,475 lacs and Profit after Tax would have been lower by Rs 4,440 lacs each for the quarter and for the nine months period ended 31st December 2009. The Statutory auditors have qualified their review report on this matter.

7	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -

The main business segment are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products and (c) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

8	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

9	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st December 2009: Beginning 2, Received 17, Disposed off 12, Pending 7.

10	Previous Period/Year figures have been regrouped / re-arranged wherever necessary.

By order of the Board
Place: Mumbai	Anil Agarwal
Dated : 25th January, 2010	Chairman